Via EDGAR and Federal Express

March 23, 2021

Attention:	Frank Knapp Jennifer Monick Brigitte Lippmann James Lopez

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Jaws Juggernaut Acquisition Corp. Registration Statement on Form S-1 Filed February 12, 2021 File No. 333-253076

Ladies and Gentlemen:

Set forth below are the responses of Jaws Juggernaut Acquisition Corporation (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 11, 2021 with respect to the Company’s Registration Number on Form S-1, CIK No. 0001842609, initially filed with the Commission on February 12, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, we are submitting an Amended Registration Statement on Form S-1 (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the Amended Registration Statement unless otherwise specified.

Registration Statement on Form S-1

Summary
General, page 2

1.	Please describe in greater detail how XCOM Labs is affiliated with your sponsor. If material, disclose the organizational structure of your sponsor, XCOM Labs and Jaws Juggernaut Acquisition Corporation.

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on pages 2, 83 and 112 to reflect the Staff’s comment to disclose certain of our officers and directors are affiliated with both XCOM Labs and our sponsor. The Company respectfully advises the Staff that the organizational structure of our sponsor, XCOM Labs and Jaws Juggernaut Acquisition Corporation is not material to our disclosure.

2.	We note your disclosure that if you combine with XCOM Labs concurrently with your initial business combination, you will not include the fair market value of XCOM Labs for purposes of satisfying the 80% of fair market value test. Please disclose any specific risks relating to the financing of an XCOM Labs acquisition and the potential dilutive effect to existing investors. Additionally, we note the statement on page 106 that "shareholders will have the same voting and redemption rights with respect to any business combination with XCOM Labs as are generally applicable" to the initial business combination. Please clarify the circumstances when a subsequent acquisition of XCOM Labs could occur, as well as how the other features of your offering, such as the 24 months time limit, would apply.

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on pages 2, 3, 83, 84, 110, 111, 112 and 125 to reflect the Staff’s comment. The Company respectfully advises the Staff that any potential combination with XCOM Labs will close at the same time as the closing of our initial business combination. The Company also directs the Staff to the revised disclosure on page 43 to disclose the risks related to the potential dilutive effect to existing investors.

Other Consideration, page 7

3.	We note your disclosure of other affiliated blank check companies that may present conflicts of interest in pursuing acquisition targets. Please identify these SPACs and disclose whether they plan on pursuing similar targets. Also disclose whether any of them have entered into a business combination.

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on pages 9, 62, 90 and 91, to reflect the Staff’s comment.

Founder Shares, page 15

4.	Please disclose the nominal price paid for the founder shares and the percentage of the shares beneficially owned by the founders upon the closing of the offering.

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on page 53, to reflect the Staff’s comment. The Company respectfully advises the Staff that we paid an aggregate of $6,625,000 for the purchase of the founder shares and the private placement warrants. In addition, pursuant to the Staff’s request, we have revised the disclosure on page 16, to reflect the Staff’s comment to disclose that upon the closing of the offering, the number of founder shares issued would represent 20% of the outstanding ordinary shares after the offering.

Index to the Financial Statements, page F-1

5.	We note your inclusion of financial statements for the audited partial interim period ended January 19, 2021. Please tell us what consideration you gave to presenting only audited December 31, 2020 year end financial statements and including this partial interim financial information in an accompanying subsequent events footnote.

RESPONSE:

Pursuant to the Staff’s request, we have revised Amendment No. 1 to the Registration Statement to reflect audited financial statements as of and through December 31, 2020 only, including the audited partial interim information in an accompanying subsequent events footnote.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Very truly yours,

JAWS JUGGERNAUT ACQUISITION CORP.

By:	/s/ Paul E. Jacobs
Name:	Paul E. Jacobs
Title:	Chief Executive Officer

Enclosures

cc: Christian Nagler, P.C. (Kirkland & Ellis LLP)

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